PHILADELPHIA MORTGAGE CORPORATION
                         2059 East Royal Harvest Way
                         Salt Lake City, Utah  84121

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                          OF 1934 AND SEC RULE 14f-1

                  NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

                                April 29, 2005

     This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of Philadelphia Mortgage Corporation, a Nevada corporation (the "Company"), in accordance with the requirements of
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

     No vote or other action by our shareholders is required in response to this Information Statement. Proxies are not being solicited.

     References throughout this information statement to "we", "us" and "our" are to Philadelphia Mortgage Corporation.

                                 INTRODUCTION

     We anticipate that following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, the transactions contemplated by the Agreement and Plan of Merger discussed below under "Change of Control" will be completed. At that time:

     * Pursuant to an Agreement and Plan of Merger dated April 29, 2005 (the "Merger Agreement") by and among the Company, Philadelphia Mortgage Newco, Inc., a Minnesota corporation and wholly-owned subsidiary of the Company ("MergerCo"), and Thunderball Entertainment, Inc., a Minnesota corporation ("Thunderball"), we will cause MergerCo to merge with and into Thunderball, with Thunderball remaining as the surviving corporation and a wholly-owned subsidiary of the Company (the "Merger");

     * In connection with the Merger and in exchange for all of the outstanding shares of Thunderball's stock, we will issue to Thunderball's stockholders an aggregate of 8,000,000 shares of our common stock, par value $.001 per share;

     * Pursuant to the Merger Agreement, we will cancel 133,334 shares of our common stock outstanding and issue 459,141 shares of new restricted common stock; and

     * In connection with the Merger, Quinton Hamilton, Jeff Keith and Shane Kirk, who currently represent all of our directors, will resign and Ronald E. Eibensteiner and Brian Niebur, both of whom are currently directors of Thunderball, will be appointed directors of the Company immediately following the consummation of the Merger.

     Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Merger Agreement, there will be a change in control of the Company on the date the Merger is completed.

     As of April 29, 2005, we had 274,193 shares of common stock issued and outstanding which is comprised of the only class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held. Each share of common stock is entitled to one vote.

     Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Merger.

                              CHANGE OF CONTROL

     We have entered into the Merger Agreement with Thunderball and MergerCo, pursuant to which we will issue to the stockholders of Thunderball an aggregate of 8,000,000 shares of our capital stock. At the Effective Time, each issued and outstanding common share of Thunderball will convert into and be exchangeable for one (1) share of fully paid and non-assessable share of the Company's common stock, par value $.001 per share. Thunderball has no outstanding warrants, options or other rights to purchase or acquire shares of Thunderball common stock.

     The Merger Agreement also provides that immediately prior to the Effective Time, Quinton Hamilton, Jeff Keith and Shane Kirk will appoint Ronald E. Eibensteiner and Brian Niebur as directors of the Company. Messrs. Hamilton, Keith and Kirk will then resign immediately after making such appointment. Accordingly, following the Merger, Ronald E. Eibensteiner and Brian Niebur will constitute the entire board of directors.

                        SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of shares of common stock beneficially owned as of April 29, 2005 by (i) those persons or groups known to beneficially own more than 5% of our common stock prior to the closing of the Merger Agreement, (ii) those persons or groups known to beneficially own more than 5% of our common stock on and after the closing of the Merger, (iii) each current director and each person that will become a director following completion of the Merger, (iv) all current directors and executive officers as a group and (v) all directors and executive officers on and after the completion of the Merger as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the shareholders listed possess sole voting and investment power with respect to their shares. The business address of the current directors, Quinton Hamilton, Jeff Keith and Shane Kirk, is 2059 East Royal Harvest Way, Salt Lake City, Utah 84121.


                                    Before Closing of     After Closing of
                                    Merger Agreement (1)  Merger Agreement (2)
                                    --------------------  --------------------

                                    Amount and            Amount and
                                    Nature of             Nature of
Name and Address of                 Beneficial  Percent   Beneficial  Percent
Beneficial Owner                    Ownership   of Class  Ownership   of Class
----------------                    ---------   --------  ---------   --------
Gene Howard & Belva Howard          50,168      18.3      49,141         *
c/o Howard Windows & Bufogle PC
15 W 6th Street Suite 1500
Tulsa, OK  74119

Jenson Services, Inc.                50,000      18.2      0              -
4685 South Highland Dr., Suite 202
Salt Lake City, UT  84117

Donald R. Sarp                       46,667      17.0      50,000         *
1007 Linden Drive
Jeanette, PA  15644

Quinton Hamilton                     0           -         0              -
2059 E. Royal Harvest Way
Salt Lake City, UT 84121

Jeff Keith                           0           -         0              -
2059 E. Royal Harvest Way
Salt Lake City, UT 84121

Shane Kirk                           0           -         0              -
2059 E. Royal Harvest Way
Salt Lake City, UT 84121

Ronald E. Eibensteiner               0           -         2,000,000(3)   23.3
800 Nicollet Mall, Suite 2690
Minneapolis, MN  55402

Brian Niebur                         0           -         350,000        4.1
9451 White Oak Trail
Champlin, MN  55316

D. Bradly Olah                       0           -         2,000,000      23.3
5950 County Road 101
Plymouth, MN  55446

Aurora Technology, Inc.              0           -         1,000,000      11.6
10460 New Cut Road
Campobello, SC  29322

Wayne W. Mills                       0           -         900,000(4)     10.5
800 Nicollet Mall #2690
Minneapolis, MN  55402

Mark Savage                          0           -         500,000(5)     5.8
10125 Crosstown Circle #210
Eden Prairie, MN  55344

Dan Ryweck                           0           -         465,000(6)     5.4
10125 Crosstown Circle #210
Eden Prairie, MN  55344

All executive officers and
directors as a group                146,835     53.5      2,350,000      27.3
(3 persons prior to and 2 people following the consummation of the Merger)

* represents less than 1 percent.
(1) Based on 274,193 shares outstanding on April 29, 2005.

(2) Assumes that, immediately prior to the Merger, there will be outstanding 600,000 Company shares and 8,000,000 shares of Thunderball stock.

(3) Includes (a) 1,500,000 shares of common stock held by Morgan Street Partners, LLC; and (b) 500,000 shares of common stock held by Piper Jaffray as Custodian FBO Laurie Eibensteiner. Mr. Eibensteiner is the beneficial owner of Morgan Street Partners, LLC. Ms. Eibensteiner is the spouse of Mr. Eibensteiner.

(4) Includes (a) 400,000 shares of common stock held by KM Family Investments, LLC; and (b) 250,000 shares of common stock held by Blake Advisors, LLC. Mr. Mills is the sole member of KM Family Investments, LLC and of Blake Advisors, LLC.

(5) Includes 440,000 shares of common stock held by Corporate Capital Management, L.L.C. Mr. Savage is the Manager of Corporate Capital Management, L.L.C.

(6) Includes (a) 360,000 shares of common stock held by DMSR Investments; (b) 50,000 shares of common stock held by Maricopa Equity Management Corporation; and (c) 15,000 shares of common stock held by Beverly Ryweck. Mr. Ryweck is a the managing general partner of DMSR Investments and an officer of Maricopa Equity Management Corporation. Ms. Ryweck is the spouse of Mr. Ryweck.

Certain Relationships and Related Transactions

     There were no material transactions, or series of similar transactions, during our Company's last two calendar years, or any currently proposed transactions, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director, executive officer or any security holder who is known to our Company to own of record or beneficially more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the officers, directors and persons who beneficially own more than 10% of the common stock of an issuer with securities registered under Section 12 of the Securities Exchange Act to file reports of ownership and changes in ownership with the SEC. During the most recent fiscal year and prior fiscal year, none of our officers, directors or other persons beneficially owning more than 10% of our common stock made untimely filings of reports required by
Section 16(a).

               EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     Effective upon the completion of the Merger following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors will be reconstituted and fixed at two (2) directors. Immediately prior to the Effective Time, Quinton Hamilton, Jeff Keith and Shane Kirk will appoint Ronald E. Eibensteiner and Brian Niebur as directors of the Company. Messrs. Hamilton, Keith and Kirk will then resign immediately after making such appointment. The following discussion sets forth information regarding our current executive officers, directors and key employees and our proposed executive officers and directors after completing the transaction under the Merger Agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Thunderball prior to the date the new directors take office.

Each member of our board of directors shall serve until his successor is elected and qualified.

Current Officers, Directors and Key Employees

Name                Age     Positions                   Term of Office
----                ---     ---------                   --------------
Quinton Hamilton    35      President and Director           *
Jeff Keith          33      Vice President and Director      *
Shane Kirk          33      S/T and Director                 *

*  These persons presently serve in the capacities indicated.

     Quinton Hamilton. President and director, is 35 years old. Mr. Hamilton attended the University of Utah from 1990 to 1995, at which time he graduated with a B.A. Mr. Hamilton worked as an account representative/coordinator with the marketing firm of Scopes, Garcia and Carlisle, located in Salt Lake City, Utah, for two years ending in June 1997. Mr. Hamilton worked as a Marketing Associate for City Search of Salt Lake City, Utah, from June 1997 through August 1998, an electronic customer relations manager for Reynolds and Reynolds from August 1998 through October 2000, and as a sales director for Siebl, the worlds' leading provider of customer relationship management software, from October 2000 through July 2003. Since September 2003, Mr. Hamilton has been employed as the director of sales and marketing at Software Media.

     Jeff Keith. Vice President and director, is 33 years old. Mr. Keith graduated from the University of Utah in 1995 with a B.S. in Communications. Mr. Keith worked as a Business Manager for Acosta Sales and Marketing, from January 1998 to October 2000. Mr. Keith has been employed as an Account Executive for Hormel Foods Corporation since October, 2000.

     Shane Kirk.   Secretary and director, is 33 years old.  Mr. Kirk
graduated from the University of Utah in 1995 with a B.A. in Communications. Currently, Mr. Kirk is attending flight school in Salt Lake City, Utah, working on his commercial pilots license. Mr. Kirk was employed by Catalina Marketing Corporation as a director of business development and with Market Logic, Inc., which was acquired by Catalina Marketing, as a Manager of Manufacturer Sales, from September 1997 through 2003; and for A-1 International Foods, from February 1995 through September 1997.

Officers, Directors and Key Employees Following Merger

Name                    Age  Positions
----                    ---  ---------
Ronald E. Eibensteiner  53   Chief Executive Officer and Chairman of the Board
Brian Niebur            42   Chief Financial Officer and Director

     Ronald E. Eibensteiner joined Thunderball as Chief Executive Officer and Chairman of Thunderball's board of directors in January 2005. He has been the President of Wyncrest Capital, Inc. since 1993 and has been a seed investor in several early-stage technology companies. He was a cofounder of Diametrics Medical, Inc., a manufacturer of blood gas diagnostic systems; cofounder of OnHealth Network Company, a web-based publisher of health and wellness information, which was later purchased by WebMD; director of BigCharts, Inc., a leading provider of financial internet content, until its sale to MarketWatch.com in June 1999; and was Chairman of Prodea Software Corporation, a data-warehousing software company, until its sale to Platinum Technology, Inc., in January 1996. In 1983, Mr. Eibensteiner cofounded Arden Medical Systems and served as its Chief Financial Officer until its sale to Johnson & Johnson in 1987. Mr. Eibensteiner holds a Bachelor of Science degree in Political Science from the University of Minnesota.

     Brian D. Niebur has served as Chief Financial Officer and a Director of Thunderball since January 2005. Mr. Niebur has served as Chief Financial Officer and a Director of Spectre Gaming, Inc. since February 2003. Mr. Niebur has been employed part time by Entrx Corporation (NASDAQ: ENTX) as its treasurer and chief financial officer since February 2002. Entrx Corporation is primarily engaged in providing industrial insulation services through its California subsidiary, Metalclad Insulation Corporation. In addition, since July 2000, and also on a part-time basis, Mr. Niebur has acted as a vice president and controller for Wyncrest Capital, Inc. in Minneapolis, Minnesota, a privately held venture capital firm. From August 1997 until July 2000, Mr. Niebur was the controller for Vital Images, Inc., a developer and marketer of medical visualization and analysis software. Mr. Niebur was the vice president and controller of IVI Publishing, Inc, from September 1993 until August 1997. IVI Publishing, Inc. was an electronic publisher of health and medical information. Mr. Niebur has passed the certified public accounting examination.

Compensation of Company Directors and Executive Officers

                                                 Long Term Compensation
                    Annual Compensation          Awards     Payouts

(a)        (b)      (c)     (d)     (e)     (f)        (g)        (h)    (i)
Name and   Year or  Salary  Bonus   Other   Restricted Securities LTIP   All
Principal  Period   ($)     ($)     Annual  Stock      Under-     Pay- Other
Position   Ended                    Compen-            lying      Outs Compen-
--------   -----                    ------             -----      ---- ------
Quinton    1/31/05   0       0      0       0          0          0    0
Hamilton   1/31/04   0       0      0       0          0          0    0
President,
Director

Jeff Keith 1/31/05   0       0      0       0          0          0    0
Vice       1/31/04   0       0      0       0          0          0    0
President,
Director

Shane Kirk 1/31/05   0       0      0       0          0          0    0
S/T and    1/31/04   0       0      0       0          0          0    0
Director

Donald R.  1/31/05   0       0      0       0          0          0    0
Sarp       1/31/04   0       0      0       0          0          0    0
President,
Director

     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to our Company's management during the fiscal years ending January 31, 2005 or 2004.

Compensation of Company Directors.

     There are no standard arrangements pursuant to which our Company's directors are compensated for any services provided as director. No additional amounts are payable to our Company's directors for committee participation or special assignments.

Stock Option and Similar Plans.

     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to our Company's management during the fiscal years ended January 31, 2005 or 2004. Further, no member of our Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from our Company, with respect to any director or executive officer of our Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with us or any subsidiary, any change in control of our Company, or a change in the person's responsibilities following a change in control of our Company.

Compensation of Thunderball Directors and Officers

     None of our officers and directors have been paid any compensation to date.

Material Proceedings

     During the past five years, no director, person nominated to become a director, executive officer, promoter or control person of the Company:

     (1)was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2)was convicted in a criminal proceeding or named subject to pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3)was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4)was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

                AUDIT, NOMINATING AND COMPENSATION COMMITTEES

     The Company currently has no established audit, nominating or compensation committees.


                                   By Order of the Board of Directors

                                   /s/ Quinton Hamilton

Dated: April 29, 2005              Quinton Hamilton, President